SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)

The Estée Lauder Companies Inc.
(Name of Issuer)

Class A Common Stock, par value $.01 per share	518439 10 4
(Title of class of securities)	(CUSIP number)

Carol S. Boulanger, Esq. Pillsbury Winthrop Shaw Pittman LLP 1540 Broadway New York, New York 10036-4039 (212) 858-1000
(Name, address and telephone number of person authorized to receive notices and communications)

February 13, 2012
(Date of event which requires filing of this statement) (Note: This Amendment No. 4 is not required at this time; it is filed voluntarily.)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	518439 10 4	13D	Page 2
1		NAME OF REPORTING PERSONS:	1992 GRAT Remainder Trust f/b/o William P. Lauder
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	n/a
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	2,136,966 (see Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	-0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	2,136,966 (see Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	-0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	2,136,966 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW:	0.9% (see Item 5)
14		TYPE OF REPORTING PERSON:	OO

CUSIP No.	518439 10 4	13D	Page 3
1		NAME OF REPORTING PERSONS:	Carol S. Boulanger
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	n/a
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER:	8,000 (see Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	2,136,966 (see Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	8,000 (see Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	2,136,966 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	2,144,966 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW:	0.9% (see Item 5)
14		TYPE OF REPORTING PERSON:	IN

This Amendment No. 4 amends the Schedule 13D first filed with the Securities and Exchange Commission on October 17, 2003, and the amendments thereto (the “Schedule 13D”), and is filed by the 1992 GRAT Remainder Trust f/b/o William P. Lauder (the “WPL Remainder Trust”) and Carol S. Boulanger, as a trustee of the WPL Remainder Trust (“CSB”) (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of The Estée Lauder Companies Inc. (the “Issuer”).  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.   The complete name of the WPL Remainder Trust is the Article Second Trust f/b/o William P. Lauder u/a/d November 30, 1992, between Leonard A. Lauder, as grantor, and Joel S. Ehrenkranz, as trustee.

Item 5.            Interest in Securities of Issuer

Item 5 is supplemented as follows:

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 4 are incorporated herein by reference.  As of February 13, 2012, the WPL Remainder Trust beneficially owned 2,136,966 shares of Class A Common Stock as follows:  868,662 shares of Class A Common Stock and 1,268,304 shares of Class B Common Stock.  As of February 13, 2012, CSB beneficially owned, in her individual capacity, 8,000 shares of Class A Common Stock, and CSB may be deemed the beneficial owner of the shares beneficially owned by the WPL Remainder Trust on account of her serving as a trustee of the WPL Remainder Trust.

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation.

Assuming conversion of all such shares of Class B Common Stock beneficially owned by the WPL Remainder Trust, the WPL Remainder Trust would beneficially own 2,136,966 shares of Class A Common Stock as of February 13, 2012, constituting approximately 0.9% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of January 25, 2012, as set forth in the Issuer’s Form 10-Q for the fiscal quarter ended December 31, 2011).

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer.  Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 868,662 shares of Class A Common Stock and the 1,268,304 shares of Class B Common Stock beneficially owned by the WPL Remainder Trust constitute 0.8% of the aggregate voting power of the Issuer (based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of January 25, 2012, as set forth in the Issuer’s Form 10-Q for the fiscal quarter ended December 31, 2011).

The shares of Class A Common Stock or Class B Common Stock disclosed herein as beneficially owned by CSB in her individual capacity and in her capacity as co-trustee of the WPL Remainder Trust exclude any shares beneficially owned by CSB in her capacity as co-trustee of the 1992 GRAT Remainder Trust f/b/o Gary M. Lauder (the “GML Remainder Trust”).  The GML Remainder Trust reports its beneficial ownership jointly with CSB separately on a Schedule 13D.  Other parties to the Stockholders’ Agreement report their beneficial ownership separately on Schedule 13G or Schedule 13D, as the case may be.

(b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 4 and (ii) Item 5(a) hereof are incorporated herein by reference.  As co-trustees of the WPL Remainder Trust, William P. Lauder, Gary M. Lauder and CSB share voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock owned by the WPL Remainder Trust.

(c) The Reporting Persons have not effected any transaction in Class A Common Stock during the past 60 days.

(d) CSB, as a trustee of the WPL Remainder Trust, has the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by the WPL Remainder Trust.  William P. Lauder, as beneficiary of the WPL Remainder Trust, and certain other beneficiaries of the WPL Remainder Trust, have the right to receive (at the sole discretion of CSB) dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by the WPL Remainder Trust.  Gary M. Lauder, as beneficiary of the WPL Remainder Trust, and certain other beneficiaries of the WPL Remainder Trust, have the right to receive (at the sole discretion of CSB), on a contingent basis, dividends from, or the proceeds from the sale of, the shares of contingent basis, dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by the WPL Remainder Trust.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is supplemented as follows:

An updated list of parties to the Stockholders’ Agreement is attached as Exhibit M hereto.

Item 7.            Material to be Filed as Exhibits

Item 7 is supplemented as follows:

Exhibit M	List of parties to Stockholders’ Agreement (as of February 13, 2012)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012
1992 GRAT Remainder Trust f/b/o William P. Lauder

	By:	/s/ Carol S. Boulanger
Carol S. Boulanger, Trustee

/s/ Carol S. Boulanger
Carol S. Boulanger

EXHIBIT INDEX

Exhibit M	List of parties to Stockholders’ Agreement (as of February 13, 2012)